Exhibit 99.1

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of shareholder having a major interest

THE CAPITAL GROUP OF COMPANIES, INC. ON BEHALF OF ITS AFFILIATES INCLUDING CAPITAL GUARDIAN TRUST COMPANY, CAPITAL INTERNATIONAL S.A., CAPITAL INTERNATIONAL, INC. AND CAPITAL INTERNATIONAL LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER AND ITS AFFILIATES NAMED IN TWO ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

THE CAPITAL GROUP COMPANIES, INC.

i)	CAPITAL GUARDIAN TRUST COMPANY

	Chase Nominees Limited	1,431,300

	Citibank London	47,000

	Nortrust Nominees	824,500

	Mellon Nominees (UK) Limited	125,400

ii)	CAPITAL INTERNATIONAL LIMITED

	State Street Nominees Limited	379,700

	Bank of New York Nominees	9,082,400

	Northern Trust	1,591,200

	Chase Nominees Limited	3,369,900

	Midland Bank plc	241,900

	Bankers Trust	383,300

	Barclays Bank	121,100

	Citibank London	109,500

	Morgan Guaranty	442,600

	Nortrust Nominees	5,253,000

	State Street Bank & Trust Co	1,544,500

	Deutsche Bank AG	1,366,700

	HSBC Bank plc	1,349,200

	Mellon Bank N.A.	372,500

	Northern Trust AVFC	296,000

	KAS UK	45,500

	Mellon Nominees (UK) Limited	164,500

	Bank One London	159,500

iii)	CAPITAL INTERNATIONAL S.A.

	Chase Nominees Limited	1,198,422

	Midland Bank plc	9,500

	Royal Bank of Scotland	69,500

	State Street Bank & Trust Co	117,100

	National Westminster Bank	39,500

	Lloyds Bank	41,300

	Citibank NA	23,300

iv)	CAPITAL INTERNATIONAL, INC.

	State Street Nominees Limited	1,875,900

	Bank of New York Nominees	424,200

	Northern Trust	43,800

	Chase Nominees Limited	2,893,500

	Midland Bank plc	22,100

	Deutsche Bank Mannheim	26,000

	Citibank London	46,900

	Nortrust Nominees	168,100

	State Street Bank & Trust Co	124,000

	Citibank NA	400,726

	HSBC Bank plc	35,100

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

NOT DISCLOSED

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

NOT DISCLOSED

9. Class of security

ORDINARY SHARES OF £1

10. Date of transaction

NOT DISCLOSED

11. Date company informed

31 MARCH 2004

12. Total holding following this notification

36,260,148 ORDINARY SHARES of £1

13. Total percentage holding of issued class following this notification

3.043%

14. Any additional information

—

 15. Name of contact and telephone number for queries

ADAM WESTLEY, 020 7009 5052

16. Name and signature of authorised company official responsible for making this notification

ADAM WESTLEY, ASSISTANT COMPANY SECRETARY, 020 7009 5052

Date of notification

2 April 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.